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                                                                    Exhibit 99.3

QIAGEN Acquires Xeragon, Inc.

Technologies for the Manufacture and Use of Synthetic RNA Add a Rapidly Growing Segment of Synthetic Nucleic Acid Products

 Venlo, the Netherlands and Huntsville, Alabama, USA - April 18, 2002: QIAGEN N.V. (Nasdaq: QGENF, Frankfurt, Neuer Markt: QIA) today announced that it has completed the acquisition of Xeragon, Inc. Xeragon, a privately held company, is a market and technology leader for products and services focusing on synthetic RNA and in particular siRNA. The acquisition of this technology and product portfolio adds an exciting segment to QIAGEN Operon's leadership position in synthetic DNA products.

Subject to the terms of the merger agreement, QIAGEN issued approximately 564,000 shares of its common stock (valued at approximately US$ 8 million) in exchange for all of the outstanding capital stock of Xeragon Inc. In addition, QIAGEN could issue an additional payment of up to US$ 1.2 million in cash or stock in December 2003 upon the attainment of certain performance targets. QIAGEN expects this transaction to have a positive and accretive impact on QIAGEN's 2003 net income per share. Xeragon's activities will be integrated into QIAGEN Sciences' operations in Germantown, Maryland.

Nucleic acids take two forms: DNA and RNA. Synthetic DNA is today widely used in many different molecular biology applications. Only very recently state-of-the-art applications emerged which require large amounts of synthetic RNA. Small interfering RNA (siRNA) is double stranded RNA of ~21-25 nucleotides in length. siRNAs have been shown to function as key molecules in triggering sequence specific mRNA degradation leading to the posttranscriptional `silencing' of a target gene. The siRNA technology is considered as the most powerful tool to unravel function of genes. It can be used in a variety of applications such as high throughput target validation and gene therapy.

Xeragon's core competencies include RNA amidite and synthesis technology based on a proprietary chemistry (TOM amidites), which in terms such as quality and cost allow a highly efficient manufacturing process of RNA. Xeragon has built a leading position in RNA synthesis and in gene silencing by siRNA technology, which has been co-exclusively licensed in from the Massachusetts Institute of Technology. Xeragon offers custom and pre-manufactured stock siRNA products. QIAGEN and Xeragon believe that these RNA synthesis technologies can soon be integrated into QIAGEN Operon's leading massive parallel, high throughput DNA synthesis platforms. The newly emerging market for synthetic RNA is growing rapidly. QIAGEN expects this product line to contribute approximately US$ 1 million in net sales and a net loss of approximately $1 million in the second half of 2002 and US$ 4 million in net sales and US$ 1 million in net income in 2003.

"Xeragon's proprietary RNA technologies integrate well with Qiagen's massive parallel, high throughput DNA synthesis platform and extend QIAGEN's presence into one of the most dynamic areas of today's functional genomics market," said Dr. Ulrich Schriek, Vice President Corporate Business Development of QIAGEN. "Xeragon's siRNA combine seamlessly with QIAGEN's RNA purification technologies and RNA transfection products as well with our analytical tools for quantifying the effected RNA molecules. We are very impressed by Xeragon's proprietary technologies and by the fact that the company has already demonstrated its commercial potential as evidenced by an impressive list of existing customer contacts."

"Xeragon is currently faced with a significant customer demand from the leading genomics and pharmaceutical customers for its products." added Patrick A. Weiss, Chairman and CEO of Xeragon. "In joining forces with the technology, manufacturing and marketing strength of the QIAGEN group, we believe we now have the best opportunity to build a significant commercial presence for our patented technologies in this rapidly growing and exciting market.

" Xeragon Inc. was established in September of 2001 and employs today approximately 10 people at its facilities in Alabama. Further information on Xeragon can be found at www.xeragon.com.
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QIAGEN N.V., Form 6-K, Quarter ended March 31, 2002

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About QIAGEN
QIAGEN N.V., a Netherlands holding company with subsidiaries in Germany, the United States, Japan, the United Kingdom, Switzerland, France, Italy, Australia and Canada, believes it is the world's leading provider of innovative enabling technologies and products for the separation, purification and handling of nucleic acids. The Company has developed a comprehensive portfolio of more than 320 proprietary, consumable products for nucleic acid separation, purification and handling, nucleic acid amplification, as well as automated instrumentation, synthetic nucleic acid products and related services. QIAGEN's products are sold in more than 42 countries throughout the world to academic research markets and to leading pharmaceutical and biotechnology companies. In addition, the Company is positioning its products for sale into developing commercial markets, including DNA sequencing and genomics, nucleic acid-based molecular diagnostics, and genetic vaccination and gene therapy. QIAGEN employs approximately 1,500 people worldwide. Further information on QIAGEN can be found at www.QIAGEN.com.

Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products and markets and operating results are forward-looking, such statements are based on current expectations that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations), variability of operating results, the successful integration of acquisitions, the commercial development of the DNA sequencing, genomics and synthetic nucleic acid-related markets (including the market for products produced by the business of Xeragon, Inc. being acquired), nucleic acid-based molecular diagnostics market, and genetic vaccination and gene therapy markets, competition, rapid or unexpected changes in technologies, fluctuations in demand for QIAGEN's products (including seasonal fluctuations), difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products, the ability of each of QIAGEN to identify and develop new products and to differentiate its products from competitors, and the integration of acquisitions of technologies and businesses. For further information, refer to the discussion in reports that QIAGEN has filed with the U.S. Securities and Exchange Commission (SEC).

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QIAGEN N.V., Form 6-K, Quarter ended March 31, 2002